UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-37790

CHINA ONLINE EDUCATION GROUP

3rd Floor Deshi Building South

Shangdi Street, Haidian District

Beijing 100085

The People’s Republic of China

Tel: +86 10-5692 8909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ONLINE EDUCATION GROUP

By	:	/s/ Min Xu
Name	:	Min Xu
Title	:	Chief Financial Officer

Date: September 28, 2021

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release